UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 20, 2019

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Appointment of Ashwin Roy as Independent Director

LONDON, September 20, 2019 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power services company, is pleased to announce that Ashwin Roy will join its board of directors today as an independent non-executive director, as well as joining the audit and risk committee of the board effective immediately. The board of directors has determined that Ashwin Roy satisfies Nasdaq’s definition of financial sophistication and qualifies as an “audit committee financial expert” as defined under the rules and regulations of the SEC. Accordingly, with the appointment of Ashwin Roy to the audit and risk committee, Kevin Chin will step down from his role as a non-voting observer member of the audit and risk committee.

Ashwin is a fellow of the Institute of Chartered Accountants in England & Wales and an experienced international private equity investor with a proven investment track record. He started his career with PwC in London where he qualified as a Chartered Accountant in audit and transaction support covering UK and multinational companies.

Ashwin’s private equity track record has seen him lead or co-lead some twelve transactions, deploying c. $770 million of equity, leading a number of them through to successful exit via trade sales and IPOs, returning c. $1.2 billion of proceeds to investors in the process. Since 2016, Ashwin co-leads Surya Capital, an investment firm with a differentiated strategy around patient capital, operating expertise and sustainability. Through his 20-year career in private equity, Ashwin has served on the boards of several listed and private companies internationally.

Ashwin holds a MA Honours (First Class) in Economics from King’s College, University of Cambridge.

“We are delighted to have identified such an outstanding individual to further strengthen our Board’s breadth of talent and background,” said Kevin Chin, Chairman. “I’m confident that Ashwin is going to make an important and positive impact on the Company.”

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 20, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer